

April 7, 2015

Via E-mail
Mr. Patrice de Talhouët
Chief Financial Officer
Coty Inc.
350 Fifth Avenue
New York, NY 10118

> **Re:** **Coty Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2014**
> **Filed August 28, 2014**
> **Form 10-Q for the Fiscal Period Ended December 31, 2014**
> **Filed February 5, 2015**
> **File No. 1-35964**

Dear Mr. de Talhouët:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Income Taxes, page 40

1.   You disclose on page 40 that your effective tax rate could fluctuate significantly and could be adversely affected to the extent earnings are lower than anticipated in countries that have lower statutory rates and higher than anticipated in countries that have higher statutory rates. To the extent that changes in the geographical mix of your income materially impacts your effective tax rate during the periods presented, please revise future filings to disclose the facts and circumstances that lead to the changes, identify the jurisdictions where you generate income, disclose the statutory tax rates for those

jurisdictions, and address your expectations regarding future changes in the geographic mix and/or statutory rates. Please refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Critical Accounting Policies, page 49

Goodwill, Other Intangible Assets and Long-Lived Assets, page 49

2.   We note the material impairment charges you recorded. In order for investors to more fully understand the impairment charges you recorded and better assess the likelihood of additional impairment charges, please tell us and revise your future filings to address the following:

- Quantify and discuss the most significant assumptions you used to determine the impairment charges you recorded;

- Provide sensitivity analyses related to the impairment charges you recorded that indicate the potential impact of changes in significant assumptions on the charges recorded; and

- Quantify and discuss the specific nature of material indefinite lived intangibles.

Form 10-Q for the Period Ended December 31, 2014

Condensed Consolidated Financial Statements, page 1

3. Segment Reporting, page 9

3.   In your Form 8-K filed July 9, 2014, you indicate your board of directors approved your new organizational design at its meeting on June 19, 2014. Please explain why you waited until the first quarter of fiscal 2015 to reevaluate the impact of the Organizational Redesign restructuring program on the determination of your operating segments and reporting units. Please explain why the reclassification of the *Playboy* brand from the Fragrances to the Skin & Body Care operating segment was not reflected in your financial statements as of June 30, 2014. Please refer to ASC 280-10-50-34.

4.   We note from your Form 8-K filed July 9, 2014 that, as part of your Organizational Redesign, you restructured your business and undertook a series of management changes. These changes included the designation of four consumer driven product categories and four regions with each region being led by a senior vice president and dedicated management team. So that we may better understand how the redesign impacted your determination of your reportable segments, operating segments and reporting units, please address the following:

- Describe your organizational structure before and after the redesign;

- Explain how you determined your Chief Executive Office is the CODM;

- Tell us how you determined your reporting units, operating segments, and reportable segments after the redesign; and

- Explain how your CODM interacts with the senior vice presidents for each geographic region and the CMOs for each brand category, including how often they meet, the type of information they provide to each other and how you considered their roles and responsibilities in determining your operating segments for the fiscal year ended June 30, 2015.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25</u>

<u>Net Revenues by Geographic Regions, page 28</u>

5. Please explain to us why the groupings of the regions you present in MD&A starting on page 28 (Americas, EMEA, and Asia Pacific) are not consistent with the four regions in your Global Markets group as announced in your July 9, 2014 Form 8-K (North America, Europe, APAC/MEA, Latin America).

<u>Liquidity and Capital Resources, page 42</u>

<u>Debt, page 42</u>

6. Please revise future filings to disclose if you were in compliance with all debt covenants as of the most recent period presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Pamela Long, Assistant Director, at (202) 551-3765 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief